FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Schlosstein Ralph L.	2. Issuer Name and Ticker or Trading Symbol BlackRock Inc. (BLK)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President
(Last) (First) (Middle) c/o BlackRock Financial Management, Inc. 40 East 52nd Street.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/21/03
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock, par value $0.01 (1)	04/21/03		C		20,000	A	1-for-1
Class A Common Stock, par value $0.01 (1)	04/21/03		G		20,000	D		282,206(2)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Class B Common Stock, par value $0.01 (3)	1-for-1	04/21/03		C			20,000	12/31/00		Class A Common Stock	20,000		798,898.83	(4)

Explanation of Responses:

(1) The reporting person converted 20,000 shares of Class B Common Stock (See Table II) into 20,000 shares of Class A Common Stock on 4/21/03. Immiediately upon conversion, on 4/21/03, the reporting person made a bona fide gift of the 20,000 converted Class A Common Stock to a charitable foundation.
(2) Includes 427 shares of Class A Common Stock acquired under the BlackRock, Inc. Employee Stock Purchase Plan (the "ESPP") in July 2002, and 475 shares acquired under the ESPP in January 2003. Also includes 291 shares of Class A Common Stock acquired by the reporting person through March 31, 2003 under the PNC Financial Services Group, Inc. Incentive Savings Plan (the "ISP"). The information in this report with respect to the ISP is based on a plan statement dated as of March 31, 2003.
(3) The reporting person converted 20,000 shares of Class B Common Stock (See Table I) into 20,000 shares of Class A Common Stock on 4/21/03. Immiediately upon conversion, on 4/21/03, the reporting person made a bona fide gift of the 20,000 converted Class A Common Stock to a charitable foundation.
(4) The reporting person has direct ownership of 523,898.83 shares of Class B Common Stock and indirect ownership of 275,000 shares of Class B Common Stock through the Ralph L. Schlosstein 1998 Long-Term Trust U/A/D 2/2/98.

By: /s/ Salvatore Rappa Salvatore Rappa **Signature of Reporting Person	4/23/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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